TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

AND INDEPENDENT ACCOUNTANTS' REPORT

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**
4 - NIRE NUMBER **353.001.705.71**		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - AREA OR DISTRICT
R. BELA CINTRA, 847 - 9 th floor				CONSOLAÇÃO
3 - POSTAL CODE 01415-903	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - PHONE 3214-1527	8 - PHONE 3551-5766	9 - PHONE 3138-7505	10 - TELEX
11 - DDD 011	12 - FAX 3151-5723	13 - FAX 3151-5789	14 - FAX -	
15 - E-MAIL cteep@cteep.com.br				

01.03 - SHAREHOLDERS' RELATIONSHIP DIRECTOR (Mailing Address)

1 – NAME				
SANDRA MARIA DE SÃO THIAGO L. PICCARDI				
2 – ADDRESS R. BELA CINTRA, 847 - 6 th floor				3 – ÁREA CONSOLAÇÃO
4 – POSTAL CODE 01415-903	5 – MUNICIPALITY SÃO PAULO			6 - STATE SP
7 – AREA CODE 011	8 – PHONE 3138-7560	9 - PHONE 3151-5788	10 - PHONE 3231-1173	11 - TELEX
12 – AREA CODE 011	13 – FAX 3151-5774	14 - FAX -	15 – FAX -	
16 - E-MAIL fin@cteep.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRECEDING QUARTER		
1 – Beginning	2 - End	3 - Number	4 - Beginning	5 - End	6 - Number	7 - Beginning	8 - End
01/01/2002	12/31/2002	2	04/01/2002	06/30/2002	1	01/01/2002	03/31/2002
9 – NAME OF AUDITOR TREVISAN AUDITORES INDEPENDENTES					10 - CVM CODE 00210-0		
11 – AUDITOR IN CHARGE ORLANDO OCTÁVIO DE FREITAS JÚNIOR					12 - Tax ID of auditor in charge (CPF) 084.911.368-78		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

01.05 – OWNERSHIP

Amount of Shares (thousands)	1 - Current Quarter 06/30/2002	2 - Preceding Quarter 03/31/2002	3 - Same quarter preceding year 06/30/2001
Paid-in capital			
1 – Common	62,558,663	62,558,663	48,541,652
2 – Preferred	86,726,372	86,726,372	45,156,610
3 – Total	149,285,035	149,285,035	93,698,262
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - DESCRIPTION OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial, Other
2 – TYPE OF SITUATION Operational
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 1990200 - Electric Power Services
5 – MAIN ACTIVITY Electric power transmission
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not submitted
7 – TYPE OF AUDITORS' REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate tax ID (CNPJ)	3 - NAME

01.08 - CASH DISTRIBUTION DETERMINED AND/OR PAID DURING THE QUARTER OR THEREAFTER

1 - Item	2 - Event	3 - Approval	4 - Distribution	5 - Beginning of payment	6 - Type of share	7 - Amount of distribution per share
01	AGM/EGM	04/26/2002	Interest on own capital	06/25/2002	Nominative Common (ON)	0.0000814350
02	AGM/EGM	04/26/2002	Interest on own capital	06/25/2002	Preferred Nominative (PN)	0.0000814350
03	AGM/EGM	04/26/2002	Dividend	06/25/2002	Nominative Common (ON)	0.0002191380
04	AGM/EGM	04/26/2002	Dividend	06/25/2002	Preferred Nominative (PN)	0.0002191380
05	RCA (*)	06/24/2002	Interest on own capital	08/23/2002	Nominative Common (ON)	0.0003640880
06	RCA (*)	06/24/2002	Interest on own capital	08/23/2002	Preferred Nominative (PN)	0.0003640880

(*) Board of Diretors

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

01.09 - SUBSCRIBED CAPITAL AND CHANGES DURING THE YEAR

1 – Item	2 - Date of Change	3 - Share Capital (thousands of reais)	4 - Change (thousands of reais)	5 - Source of Change	7 - Quantity of Shares Issued (thousands)	8 - Share Issue Price (Reais)

01.10 - SHAREHOLDER RELATIONSHIP DIRECTOR

1 – DATE	2 - SIGNATURE
08/15/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

02.01 - BALANCE SHEET - ASSETS (in Thousands of Reals)

1 – Code	2 – Description	3 - 06/30/2002	4 - 03/31/2002
1	Total Assets	4,135,261	4,119,241
1.01	Current Assets	516,498	515,664
1.01.01	Cash and banks	325,380	329,468
1.01.01.01	Cash	2,378	5,937
1.01.01.02	Short-term investments	323,002	323,531
1.01.02	Credits	73,356	79,366
1.01.02.01	Accounts receivable from customers	73,356	79,366
1.01.03	Inventories	20,864	23,639
1.01.04	Other	96,898	83,191
1.01.04.01	Accounts receivables – from Finance State Department	60,988	69,486
1.01.04.02	Deferred Income Tax and Social Contribution	1,494	1,494
1.01.04.03	Recoverable Taxes and Contributions	22,125	2,370
1.01.04.04	Other	12,291	9,841
1.02	Long-Term Assets	216,047	196,270
1.02.01	Sundry Credits	124,537	114,799
1.02.01.01	Accounts receivables – from Finance State Department	124,537	114,799
1.02.02	Related-party credits	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Controlled companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	91,510	81,471
1.02.03.01	Disposal of Assets and Rights	78,882	78,882
1.02.03.02	Allowance for Doubtful Debtors	(78,882)	(78,882)
1.02.03.03	Deferred Income Tax and Social Contribution	63,627	56,112
1.02.03.04	Security and Restricted Deposits	24,978	22,454
1.02.03.05	Other	2,905	2,905
1.03	Permanent Assets	3,402,716	3,407,307
1.03.01	Investments	14,194	14,194
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	14,194	14,194
1.03.02	Property, Plant and Equipment	3,388,522	3,393,113
1.03.02.01	In use	3,059,540	3,099,338
1.03.02.02	Under construction	356,747	321,540
1.03.02.03	Special obligations	(27,765)	(27,765)
1.03.03	Deferred charges	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 - Description	3 - 06/30/2002	4 - 03/31/2002
2	Total liabilities	4,135,261	4,119,241
2.01	Current Liabilities	214,369	193,814
2.01.01	Loans and Financings	32,521	28,497
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	11,316	14,655
2.01.04	Taxes, Duties and Contributions	25,370	21,360
2.01.04.01	Income Tax	4,591	6,051
2.01.04.02	INSS (Social Security – benefit to employee)	3,872	3,695
2.01.04.03	FGTS (Guarantee Deposit – benefit to employee)	1,090	1,059
2.01.04.04	COFINS (Social Contribution on sales and revenues)	1,105	1,186
2.01.04.05	PIS/PASEP (Social Integration Program on sales and revenues)	942	425
2.01.04.06	Inspection Tax – ANEEL	293	565
2.01.04.07	Income Tax - Interest on own capital	4,995	0
2.01.04.08	Social Contribution on net income	5,554	6,727
2.01.04.09	Other	2,928	1,652
2.01.05	Dividends Payable	49,592	43,789
2.01.05.01	Dividends Declared	144	32,752
2.01.05.02	Interest on own capital	49,448	11,037
2.01.06	Provisions	63,964	54,685
2.01.06.01	Provision for payroll	24,135	19,500
2.01.06.02	Provision for payroll / social charges	16,082	14,137
2.01.06.03	Provision for taxes	22,646	19,794
2.01.06.04	Opportunity Program for Employees	1,101	1,254
2.01.07	Related-party debts	21,685	21,730
2.01.07.01	Payables - Fundação CESP	13,038	12,710
2.01.07.02	Payables - EMAE	8,647	9,020
2.01.08	Other	9,921	9,098
2.01.08.01	Consumer Charges - RGR	3,006	3,286
2.01.08.02	Other	6,915	5,812
2.02	Long-Term Liabilities	399,557	389,195
2.02.01	Loans and Financings	87,342	78,932
2.02.02	Debentures	0	0
2.02.03	Provisions	115,870	113,804
2.02.03.01	Provision for labor contingencies	48,128	48,128
2.02.03.02	Provision for fiscal contingencies	66,990	64,924
2.02.03.03	Provision for civil contingencies	752	752
2.02.04	Related-party debts	175,338	175,452
2.02.04.01	Payables - Fundação CESP	175,338	175,949
2.02.04.02	Payables - EMAE	0	1,503
2.02.05	Other	21,007	21,007
2.02.05.01	Deferred Income Tax	16,374	16,374

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 - Description	3 - 06/30/2002	4 - 03/31/2002
2.02.05.02	Deferred IPTU (Tax on properties)	4,633	4,633
2.03	Deferred income	176,928	181,174
2.05	Shareholders' Equity	3,344,407	3,355,058
2.05.01	Paid-in capital	462,000	462,000
2.05.02	Capital Reserves	2,593,035	2,593,035
2.05.02.01	Donations and Fiscal Incentives	1,952,573	1,952,573
2.05.02.02	Interest on property, plant and equip. under construction own capital	633,053	633,053
2.05.02.03	Funds for capital increase	666	666
2.05.02.04	Fiscal incentives – FINAM	6,743	6,743
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/controlled companies	0	0
2.05.04	Earnings reserves	197,825	198,921
2.05.04.01	Legal	26,516	26,516
2.05.04.02	Statutory	31,251	31,251
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized income	140,058	141,154
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other Surplus reserves	0	0
2.05.05	Retained earnings	91,547	101,102

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 - Description	3 - 04/01/2002 - 06/30/2002	4 - 01/01/2002 - 06/30/2002	5 - 04/01/2001 - 06/30/2001	6 - 01/01/2001 - 06/30/2001
3.01	Gross sales	170,786	348,425	96,579	189,248
3.01.01	Revenue from use of Electric Power Network	167,806	342,132	93,984	184,153
3.01.02	Other Revenues	2,980	6,293	2,595	5,095
3.02	Deductions from gross sales	(10,684)	(21,655)	(5,802)	(11,466)
3.02.01	RGR	(4,433)	(8,903)	(2,267)	(4,534)
3.02.02	COFINS	(5,121)	(10,441)	(2,895)	(5,678)
3.02.03	PIS/PASEP	(1,109)	(2,262)	(627)	(1,230)
3.02.04	ISS	(21)	(49)	(13)	(24)
3.03	Net Sales	160,102	326,770	90,777	177,782
3.04	Cost of sales	(154,751)	(287,624)	(84,076)	(161,884)
3.04.01	Personnel	(65,507)	(126,015)	(40,974)	(81,712)
3.04.02	Opportunity Program for Employees	0	0	0	(6,767)
3.04.03	Materials	(5,855)	(9,663)	(3,906)	(5,604)
3.04.04	Third-party services	(15,515)	(30,775)	(11,790)	(20,822)
3.04.05	Depreciation	(40,400)	(80,965)	(19,846)	(39,781)
3.04.06	Provisions for Contingencies	(2,066)	(8,096)	(9,043)	(9,043)
3.04.07	Other expenses/Expense recovery	(25,408)	(32,110)	1,483	1,845
3.05	Gross Income	5,351	39,146	6,701	15,898
3.06	Operating income / expense	(21,032)	(8,800)	(3,924)	5,863
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(21,032)	(8,800)	(6,108)	3,257
3.06.03.01	Financial income	43,472	64,336	18,908	32,631
3.06.03.02	Financial expenses	(64,504)	(73,136)	(25,016)	(29,374)
3.06.04	Other operating income	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 - Description	3 - 04/01/2002 - 06/30/2002	4 - 01/01/2002 - 06/30/2002	5 - 04/01/2001 - 06/30/2001	6 - 01/01/2001 - 06/30/2001
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity pickup	0	0	2,184	2,606
3.07	Operating income	(15,681)	30,346	2,777	21,761
3.08	Non-Operating Income	(7,875)	(9,917)	(775)	(3,052)
3.08.01	Income	824	951	1,355	1,548
3.08.02	Expenses	(8,699)	(10,868)	(2,130)	(4,600)
3.09	Income before taxes and profit shares	(23,556)	20,429	2,002	18,709
3.10	Provision for Income Tax and Social Contribution on income	5,390	(12,868)	2,708	(1,970)
3.10.01	Income Tax	3,612	(10,121)	2,187	(987)
3.10.02	Social Contribution	1,778	(2,747)	521	(983)
3.11	Deferred income tax	7,515	9,529	(1,763)	(1,763)
3.11.01	Deferred income tax	5,669	7,128	(1,296)	(1,296)
3.11.02	Deferred social contribution	1,846	2,401	(467)	(467)
3.12	Statutory profit shares/contributions	0	0	0	0
3.12.01	Profit Shares	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	54,353	54,353	20,000	20,000
3.15	Income for the year	43,702	71,443	22,947	34,976
	Number of shares, Ex-Treasury (thousands)	149,285,035	149,285,035	93,698,262	93,698,262
	Earnings per share	0.00029	0.00048	0.00024	0.00037
	Loss per share				

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

04.01 – NOTES

1 BUSINESS OF THE COMPANY

Companhia de Transmissão de Energia Elétrica Paulista (CTEEP) is an Electric Energy Utility Company located in the State of Sao Paulo that operates electric power transmission lines and substations and has its activities regulated and inspected by the National Agency of Electric Energy – ANEEL. It was organized in February 4, 1999, and on March 30, 1999 an Extraordinary General Meeting approved the incorporation of part of the assets of CESP – Companhia Energética de São Paulo into the CTEEP, as a result of CESP's partial spin-off.

Company started its business operations on April 1, 1999 and its main activity is the planning, construction and operation of electric power transmission systems, as well as research and development programs in connection with energy transportation and other activities related to available technology, either directly or in collaboration with government or private entities.

On October 31, 2001, Extraordinary General Meetings were held and both the shareholders of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. and those of CTEEP have resolved for the taking over of EPTE by the CTEEP, which became effective on November 10, 2001.

CTEEP is a company controlled by the Government of the State of São Paulo.

2 PRESENTATION OF QUARTERLY INFORMATION

Quarterly Information - ITR have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL.

These ITR are in compliance with the principles, methods and criteria adopted by CTEEP ended 2001.

Reclassifications were made to the financial statements presented for comparison purposes aiming at a better presentation and comparison.

All amounts presented in these ITR are expressed in thousands of Reals.

3 SUMMARY OF MAIN ACCOUNTING PRACTICES

3.1 Specific Accounting Practices

Financial Expenses and Monetary and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial expenses and monetary and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup increase the cost.

3.2 General Accounting Practices

a Short-term Investments

Short-term investments are recorded at cost, with corresponding accrued interest earned until the closing date for the applicable period.

b Accounts receivables from customers

It includes amounts invoiced for the use of connection and basic network systems by electric power utility concessionaires and companies interconnected to such systems.

c Inventories / Stores

Materials in stores are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under property, plant and equipment under construction.

d Property, Plant and Equipment

Items that are part of Property, Plant and Equipment are recorded at their purchase and/or construction cost, including the effects of monetary restatement until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, monetary and exchange gains or losses on borrowings and financing linked to the constructions in course, minus accumulated depreciation and amortization. Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24,1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e Assets and Liabilities subject to Adjustment for Monetary/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the closing date of the applicable period.

f Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by including nondeductible expenses, excluding nontaxable revenues and including and/or excluding temporary differences.

g Interest on Own Capital

Interest is shown as distribution of net income, directly on shareholders' equity, and treated as a financial expense for tax purposes, reducing the tax basis for income tax and social contribution on net income for the period.

h Net Income per Thousand of Shares

It is determined considering the amount of shares of paid-in capital, on the closing date of the applicable period.

4 RECEIVABLES - FINANCE STATE DEPARTMENT

	06.30.02			03.31.02
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	21,109	68,603	89,712	91,028
Credit Rights Assignment Agreement	34,609	-	34,609	48,875
Agreement for the Acknowledgment and Consolidation of Obligations	5,270	52,224	57,494	40,672
Other	-	3,710	3,710	3,710
	60,988	124,537	185,525	184,285

4.1 Benefits – Law 4.819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of São Paulo Retirement and Pension Plan, pursuant to State Law 4.819/58.

04.01 – NOTES

As a result of CESP's partial spin-off, such credits were transferred to CTEEP, and an agreement was entered into with the State Department on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

4.2 Credit Rights Assignment Agreement

On September 27, 2001, a credit rights assignment agreement was entered into, with the intervention and consent of the State Department, by which CESP – Companhia Energética de São Paulo transfers to CTEEP the right to receive part of the credits set forth under the Instruments of Acknowledgment and Consolidation of Obligations entered into between CESP and the State Department, on November 17 and December 1, 2000, and the State Department, accepts and transfers to CESP the amount of R$ 56,500 thousand, in a lump sum.

The agreement amount will be remunerated on a monthly basis according to the CDI (Interbank Interest) rate, plus interest of 8% p.a., and will be received by CTEEP in 11 successive installments, beginning on February 1 and ending on December 2 of 2002.

After the last installment is received there will be a financial adjustment to guarantee the remuneration of funds disbursed by CTEEP, at the agreed rate, since the installments disbursed by the State Department are adjusted monthly for inflation according to the variation of the IGP-M, plus interest of 6% p.a..

4.3 Agreement for the Acknowledgment and Consolidation of Obligations

On May 2, 2002, an agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Department, in which the STATE acknowledges and admits that it owes the CTEEP the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP (Monetary Unit of reference from State of São Paulo), and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, the first due on August 01, 2002.

4.4 Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4.819/58, amounting to R$ 2,218, which, in the partial spin-off, were also allocated to CTEEP; and R$ 1,492, in connection with labor suits of retired employees, settled by CTEEP, which were the State's responsibility, thus totaling R$ 3,710. CTEEP has made arrangements with the Finance Secretariat to be reimbursed for such amount.

04.01 – NOTES

5 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	06.30.02			03.31.02
	Income Tax	Social Contribution	Total	Total
Current Assets				
Provision for Social Security Contingencies	1,093	401	1,494	1,494
Long-Term Assets				
Allowance for Doubtful Debtors	18,470	6,002	24,472	24,472
Provision for Fiscal Contingencies	17,833	6,446	24,279	23,603
Provision for Labor Contingencies	11,066	3,810	14,876	8,037
	47,369	16,258	63,627	56,112

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible and controlled in section “B” of Taxable Income Control Register - LALUR.

6 DISPOSAL OF ASSETS AND RIGHTS

6.1 Transmission Line (LT) - Taquaruçu - Assis - Sumaré

As a result of the bid for Transmission Line Taquaruçu – Assis – Sumaré, conducted by ANEEL, the amount of R$ 3,240 was established to reimburse CTEEP for making available studies and designs of the work under reference, and such amount was received in August of 2000.

Considering that the book value of such investment amounted to R$ 11,626, and in order to protect its economic and financial balance, CTEEP claims an additional indemnification of R$ 8,386 with the Granting Authority.

6.2 Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by CTEEP on November 9, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, São Paulo, amounting to R$ 70,496, at market value, including interest of 1% p.m. to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of São Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 was written off from Property, Plant and Equipment, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

7 PROPERTY, PLANT AND EQUIPMENT

	06.30.02			03.31.02
	Adjust Cost	Accumulated Deprecition	Net Balance	Net Balance
In Use				
Intangible	56,596	-	56,596	56,596
Land	81,554	-	81,554	81,554
Buildings, Construction works &	555,720	(254,103)	301,617	307,165
Machinerty and Equipment	4,356,610	(1,755,202)	2,601,408	2,634,351
Vehicles	32,369	(23,218)	9,151	10,428
Furniture and fixtures	18,155	(8,941)	9,214	9,244
	5,101,004	(2,041,464)	3,059,540	3,099,338
Under construction	356,747	-	356,747	321,540
Special Obligations				
Fund for Reserval/Amortization	(20,547)	-	(20,547)	(20,547)
Quota Retention	(3,506)	-	(3,506)	(3,506)
Donations Received	(3,712)	-	(3,712)	(3,712)
	(27,765)	-	(27,765)	(27,765)
	5,429,986	(2,041,464)	3,388,522	3,393,113

04.01 – NOTES

Pursuant to Articles 63 and 64 of Decree 41.019, of February 26, 1957, assets and facilities used in transmission, including sale, are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

7.1 Transmission Line Botucatu – Chavantes

Upon the enactment of Law 9.074, of July 07, 1995, that sets forth rules for granting and extending utility concessions and permits and provides for other matters, particularly electric power services (generation, transmission and distribution), it was established that such services will be subject to 30-year concessions subject to bid.

CTEEP won the auction to build and operate transmission line Botucatu – Chavantes, held by the National Agency of Electric Energy – ANEEL, on September 28, 2001, at the Rio de Janeiro Stock Exchange.

In the auctions, ANEEL establishes the maximum remuneration of the enterprise, and the winning bidder is that who offers the lowest price in relation to the established value.

In this specific case, CTEEP won at the price established by ANEEL.

CTEEP will be entitled to an additional revenue of R$ 6,910 per year.

The transmission line will be 137 Km long, at the voltage of 230 kV, connecting Substation of Botucatu to Substation of Chavantes Power Plant, both owned by CTEEP.

The works will be funded with company's funds, amounting to R$ 31,901, to be disbursed during the construction stages, and will be completed by July of 2003. It will allow for a greater power flow between South and Southeast regions, as well as new electricity imports from Argentina.

Transmission concession will be for a 30-year term.

8 LOANS, FINANCING AND DEBT CHARGES

				06.30.02	03.31.02
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial Institutions	471	20,775	62,325	83,571	68,509
Domestic Curreny					
Fundação CESP	-	11,217	24,207	35,424	38,032
ELETROBRÁS - PRONI	8	50	810	868	888
	8	11,267	25,017	36,292	38,920
	479	32,042	87,342	119,863	107,429

8.1 Financial Institutions

They refer to the credit agreement with Banco Societé Générale, signed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Transmission Transformer Station - ETT - Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will take place in 10 biannual installments, equal and consecutive, as of November of 2001. The release of funds by the bank was completed in November of 2001 according to the investment project schedule.

8.2 Fundação CESP

It refers to two agreements of Acknowledgement of Indebtedness and Other Covenants, entered into in September and November of 1997, with the intervention and consent of Complementary Pension Secretariat, and which are scheduled to expire on September of 2002 and November of 2005, respectively.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of CTEEP (IGP-DI plus interest at 6% p.a.), or according to the variation of TR (Interest of Reference from Brazilian Government) plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis.

04.01 – NOTES

8.3 Long-Term Amortization Program

	Currency	
Maturity Year	Foreign	Domestic
2003	10,387	5,033
2004	20,775	10,067
2005	20,775	9,232
2006	10,388	50
2007	-	50
After 2007	-	585
	62,325	25,017

	Agreement			Interest	06.30.02
Institution	Begins	Ends	Amortization	Rate	Principal
Societé Générale	2001	2006	10 biannual	Eurolibor	83,100
Fundação CESP	1997	2005	96 months	IGP-DI	34,224
Fundação CESP	1997	2002	60 months	IGP-DI	1,200
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	860
					119,384

9 PROVISIONS FOR FISCAL AND TAX CHARGES

	06.30.02	03.31.02
COFINS	18,274	15,422
INSS	4,372	4,372
	22,646	19,794

9.1 COFINS

CTEEP is contesting in court the constitutionality of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and no operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9.718/99.

While awaiting for a final decision to be rendered on the matter, a provision is being made for the amounts, and CTEEP is making the corresponding deposits in court.

9.2 INSS

On August 10 of 2001, CTEEP received a notice issued by the National Social Security Institute – INSS on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001. As a result, Management resolved to create a provision amounting to R$ 4,372.

10 PAYABLES

	06.30.02			03.31.02
	Current	Long Term	Total	Total
Fundação CESP	13,038	175,338	188,376	186,659
EMAE	8,647	-	8,647	10,523
	21,685	175,338	197,023	197,182

10.1 Fundação CESP

Amounts in compliance with the amount stated in the debt acknowledgement agreement to finance an actuarial deficit with Fundação CESP, referring to the Proportional Supplementary Benefit Paid - BSPS, due on a monthly basis, and expected to end in 2017. The balance of such agreement is adjusted according to the variation of the actuarial cost (IGP-DI plus interest at 6% p.a.).

10.2 EMAE

It refers to the purchase of Transmission Transformer Station – ETT – Piratininga, pursuant to the agreement entered into on December 23 of 1998, with EMAE – Empresa Metropolitana de Águas e Energia S.A. Interest at the rate of 0.75% p.m. and adjustment for inflation according to IGP-M are charged to the principal, with grace period until June of 2000 and amortization in 36 monthly and successive installments.

11 PROVISIONS FOR CONTINGENCIES

	06.30.02	03.31.02
Tax - IPTU	66,990	64,924
Labor	48,128	48,128
Several Civil Suits	752	752
	115,870	113,804

11.1 Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo, São José dos Campos and Pindamonhangaba.

11.2 Labor Contingencies

As a result of what has been set forth under the spin-off protocols, CTEEP has *undertaken to be specifically liable for certain legal suits, before different courts,* resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo, and ELETROPAULO – Eletricidade de São Paulo S.A.

Suits are reviewed on a quarterly basis and the corresponding adjustments made to provision amounts.

12 SHAREHOLDERS' EQUITY

12.1 Capital Stock

Capital stock represents the statutory paid-in capital amounting to R$ 462,000, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

The authorized share capital of CTEEP totals R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative shares without certificates and with no par value.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., no cumulative, calculated on the paid-in capital corresponding to this type of shares.

On June 30, 2002, the main shareholders of CTEEP were as follows:

	Amount of Shares - In Thousands					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies						
State Department	33,134,661	52.97	6,321,252	7.29	39,455,913	26.43
Banco Nossa Caixa S.A.	5,136,117	8.21	7,686,364	8.86	12,822,481	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332	3.16	-	-	1,979,332	1.33
Other	130,958	0.21	165,108	0.19	296,066	0.19
	40,381,068	64.55	14,172,724	16.34	54,553,792	36.54
Other						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,626,882	53.76	52,787,718	35.36
Federal Government	9,556,151	15.28	-	-	9,556,151	6.40
BNDES Part S.A.- BNDESPAR	-	-	2,950,169	3.40	2,950,169	1.98
Caixa de Previdência dos Funcionários do Banco do Brasil	296,439	0.47	1,348,158	1.55	1,644,597	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,033,800	1.19	1,033,800	0.69
LIGHTPAR - Light Participações S.A.	-	-	979,190	1.13	979,190	0.66
Cypress Corporation	691,424	1.11	6,400	0.01	697,824	0.47
Serpros Fudo Multipatrocinado	-	-	353,700	0.41	353,700	0.24
The Bank of New York - ADR Department	36,999	0.06	138,658	0.16	175,657	0.12
Other	5,435,746	8.68	19,116,691	22.05	24,552,437	16.44
	22,177,595	35.45	72,553,648	83.66	94,731,243	63.46
	62,558,663	100.00	86,726,372	100.00	149,285,035	100.00

12.2 Earnings

a Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of capital stock.

b Statutory reserve

The By-laws of CTEEP provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and dividends and/or interest on own capital, up to the limit of 10% of capital stock.

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

04.01 – NOTES

c Unrealized Income Reserve

Unrealized income result from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of property, plant and equipment. Realized amounts are transferred to the retained earnings account on a monthly basis.

12.3 Distribution of Income

Pursuant to the By-laws of CTEEP, income determined on June 30 and December 31 of each year is to be distributed to shareholders every six months, calculated according to paid-in capital, as follows:

- 10% per annum for preferred shares; and
- Up to 10% per annum for common shares.

Pursuant to Law 9.249, of December 26,1995, legal entities taxed based on taxable income may pay interest on its own capital to its shareholders, as long as there is income earned before interest is deducted, or, on the amount of retained earnings and surplus reserve, limited to 50% in both situations, and it further allows for interest paid or credited to shareholders to be deducted for tax purposes.

Therefore, in a regular meeting held on June 24, 2002, the Board of Directors resolved on the distribution of interest on own capital amounting to R$ 54,353 (R$ 49,358 net of withholding tax).

The effective date on which interest amounts will be made available for shareholders is August 23 of 2002.

13 FINANCIAL INCOME (EXPENSES)

	06.30.02		06.30.01	
	Quarter	Accumulated	Quarter	Accumulated
Income				
Yield of Short-term Investments	15,861	27,163	6,734	12,542
Amortization of Negative Goodwill	4,247	8,493	4,774	9,549
Interest - State Department	2,922	4,262	1,396	2,803
Discounts Obtained	-	-	3,053	3,056
Monetary and Exchange Gains	20,426	24,331	2,886	4,541
Other	16	87	65	140
	43,472	64,336	18,908	32,631
Expenses				
Charges - Fundação CESP	(1,954)	(4,332)	(1,628)	(3,186)
CPMF	(1,337)	(2,438)	(588)	(1,096)
Interest on own capital	(54,353)	(54,353)	(20,000)	(20,000)
Monetary and Exchange Losses	(5,048)	(9,616)	(2,758)	(4,832)
Other	(1,812)	(2,397)	(42)	(260)
	(64,504)	(73,136)	(25,016)	(29,374)
	(21,032)	(8,800)	(6,108)	3,257

14 INCOME TAX AND SOCIAL CONTRIBUTION

CTEEP makes monthly provisions for income tax and social contribution on income on an accrual basis, determining taxes based on suspension and reduction balance sheets.

14.1 Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

04.01 – NOTES

	QUARTER			
	06.30.02		06.30.01	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	(23,556)	(23,556)	2,002	2,002
Taxes under Dispute - COFINS	2,882	-	1,400	-
Provision for Labor Contingency	2,669	2,669	(5,186)	(5,186)
Provision for Tax Contingency	2,066	2,066	-	-
Equity Pick-up	-	-	(2,184)	(2,606)
Negative goodwill on investment purchase	7,601	5,167	(4,774)	-
Reversal of Provisions	(6,106)	(6,106)	-	-
Other	19	-	18	-
Income - Tax Basis	(14,425)	(19,760)	(8,724)	(5,790)
Tax rate of 15%	2,164	-	1,309	-
Tax rate of 10%	1,448	-	878	-
Tax rate of 9%	-	1,778	-	521
Provision for Income Tax and Social Contribution	3,612	1,778	2,187	521
Deferred Income Tax and Social Contribution	5,669	1,846	(1,296)	(467)

	ACCUMULATED			
	06.30.02		06.30.01	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	20,429	20,429	18,709	18,709
Taxes under Dispute - COFINS	5,096	-	2,593	-
Provision for Labor Contingency	4,121	4,121	(5,186)	(5,186)
Provision for Tax Contingency	3,975	3,975	-	-
Equity Pick-up	-	-	(2,606)	(2,606)
Negative goodwill on investment purchase	15,203	10,335	(9,549)	-
Reserval of Provisions	(8,339)	(8,339)	-	-
Other	47	-	37	-
Income - Tax Basis	40,532	30,521	3,998	10,917
Tax rate of 15%	(6,080)	-	(599)	-
Tax rate of 10%	(4,041)	-	(388)	-
Tax rate of 9%	-	(2,747)	-	(983)
Provision for Income Tax and Social Contribution	(10,121)	(2,747)	(987)	(983)
Deferred Income Tax and Social Contribution	7,128	2,401	(1,296)	(467)

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

04.01 – NOTES

15 CONCESSIONS

According to Ordinance 185, of June 06 of 2001, issued by Ministry of Mines and Energy - MME, the concession term for exploitation of electric energy utility service composing the Basic Network was extended for 20 years, starting on July 08 of 1995, to include connections and other facilities (under ANEEL Resolution 166, of May 31 of 2000), owned by CTEEP.

On June 20 of 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between CTEEP and the Granting Authority, thorough the National Agency of Electric Energy – ANEEL, for a 20-year term, starting on the date Law 9.074, of July 07 of 1995 took effect, and therefore ending on July 07 of 2015.

The concession agreement under reference was amended on December 14 of 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by CTEEP. The terms initially agreed to were maintained, except for the permitted annual revenue level, which will be reduced by 0.58% in July of 2002 and by 3.56% in July of 2003, equivalent to 50% of efficiency gains.

16 FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

17 INFRACTION NOTICE - ANEEL

By means of Official Letter 227/2002 – SFE/ANEEL, of May 7 of 2002, the National Agency of Electric Energy – ANEEL communicated the Infraction Notice and imposition of penalty amounting to R$ 4,513 to CTEEP, in connection with the interruption in the supply of electric power occurred on January 21, 2002, due to a short-circuit in the 440 kV transmission line of Ilha Solteira-Araraquara. CTEEP presented its defense to ANEEL, as provided for in the specific law, and awaits a court decision on such defense.

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

04.01 – NOTES

18 SUBSEQUENT EVENT

ANEEL, by means of Resolution 359, in force as of July 01 of 2002, established the permitted annual revenue of CTEEP, at a total amount of R$ 758,599.

Such amount includes the variation of IGP-M for the period comprised between June/2001 and May/2002, plus 1% to compensate for the application of Law 9.991/00 (renders mandatory to invest at least 1% in research and development for the electric industry), and deductions of advances on earned revenues, in the period from July/2001 to May/2002.

When EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. was taken over (November/01), revenues established by ANEEL were unified, pursuant to Resolution 432, totaling R$ 703,336. The entering into force of Resolution 359 will produce an annual increase in operating revenue of R$ 55.263.

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

Due to the taking over of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., income recorded by CTEEP in 2002 includes revenues and expenses resulting from operations of assets that previously belonged to EPTE, closed on November 09 of 2001.

Thus, comparative analyses between absolute values on income statements of CTEEP referring to the period and six-month period ended on 2002 and the corresponding periods in 2001 are compromised.

Gross Income and Operating Income

Except for restrictions on possible comparisons between values of 2002 and 2001, we point out the Gross Income obtained in the quarter amounting to R$5,351, which corresponds to a net operating margin of 3.3%. This amount was 12.0% for the six-month period, showing a significant improvement in the performance of CTEEP when compared to the same six-month period of the previous year, which reached 8.9%.

The Operating Income for the six-month period amounts to R$ 30,346 in 2002, and includes the effects of financial income and expenses, improving by 39.5%, in comparison with that obtained in 2001.

Income for the Period

As a result of the strategic orientation of CTEEP and its management actions, the Net Income for the first half of 2002 reached R$ 71,443, showing an increase of 104.3% when compared to 2001.

Operational and Economic Framework

The main source of Revenue for CTEEP is the use of its transmission system by electric power utility concessionaires, whose annual sales were established by Resolution 247 – ANEEL, of July 02 of 2001, and are connected to Basic Network and Connection facilities.

As a result, Gross Sales for the quarter of 2002 reached R$ 170,786, which resulted in a Net Sales of R$160,102 after deducting direct charges and taxes.

Costs that can be directly managed by Management, totaling R$ 112,285, accounted for 70.1% of net sales. It is further worth pointing out the Depreciation quotas of R$ 40,400, and Provisions for Tax Contingencies of R$ 2,066.

As a consequence of the abovementioned facts, Gross Income reached R$ 5,351.

CTEEP's Cash Generation, expressed by Gross Income plus Depreciation, totaled R$ 45,751 for the quarter, representing a margin of 28.6% on net sales.

CTEEP had a Net Income of R$ 43,702 in the quarter, equivalent to R$ 0.29 per thousand shares.

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review of the Quarterly Information (ITR) of Companhia de Transmissão de Energia Elétrica Paulista for the quarter and six-month period ended on June 30, 2002, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, in accordance with accounting practices issued by Brazilian Corporate Law, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 The balance sheet prepared on March 31, 2002 and the statements of income referring to the quarter and six-month period ended on June 30 of 2001, presented for comparison purposes, have been reviewed by other auditors, who issued reports on special reviews, unqualified, dated May 14, 2002 and August 20, 2001, respectively.

São Paulo, August 02, 2002

TREVISAN
Auditores Independentes
CRC 2 SP 013439/O-5

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review of the Quarterly Information (ITR) of Companhia de Transmissão de Energia Elétrica Paulista for the quarter and six-month period ended on June 30, 2002, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, in accordance with accounting practices issued by Brazilian Corporate Law, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 The balance sheet prepared on March 31, 2002 and the statements of income referring to the quarter and six-month period ended on June 30 of 2001, presented for comparison purposes, have been reviewed by other auditors, who issued reports on special reviews, unqualified, dated May 14, 2002 and August 20, 2001, respectively.

São Paulo, August 02, 2002

Orlando Octávio de Freitas Júnior
Partner – accountant
CRC 1SP178871/O-4
Trevisan Auditores Independentes
CRC 2SP013439/O-5